UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Numbers: 33-34149 and 333-106016

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bob Evans Farms, Inc.

3776 South High Street

Columbus, Ohio 43207

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description	Page No.

Index to Audited Financial Statements	Page 4

Report of Independent Registered Public Accounting Firm	Page 5

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and December 31, 2010	Page 6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	Page 7

Notes to Financial Statements – December 31, 2010	Pages 8 - 19

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	Page 20

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 23

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

December 31, 2010 and 2009

and the Year Ended December 31, 2010

With Report of Independent Registered

Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates

401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2010 and 2009 and the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

Participants and Administrator of the

Bob Evans Farms, Inc. and Affiliates 401(k)

Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 29, 2011

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Cash and short-term investments	$1,580,737	$1,733,310
Investments, at fair value	174,884,080	162,838,969

Total assets held for investment	176,464,817	164,572,279

Receivables:
Contributions from employer	4,084,895	4,306,961
Contributions from employees	176,870	166,027
Accrued interest receivable	70,886	7,436

Total receivables	4,332,651	4,480,424

Liabilities
Administrative expenses payable	133,760	166,132

Net assets available for benefits	$180,663,708	$168,886,571

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions:
Employer contributions	$4,084,895
Employee contributions	12,653,358
Interest and dividend income	1,981,876
Net appreciation in fair value of investments (Note 4)	16,372,511

35,092,640

Deductions:
Administrative expenses	1,200,626
Benefits paid directly to participants	22,114,877

23,315,503

Net increase	11,777,137

Net assets available for benefits:
Beginning of year	168,886,571

End of year	$180,663,708

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010

1. Description of the Plan

The following description of the Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan (the Plan) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (the Company), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions

Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution. Each year the Company’s Board of Directors determines an amount that the Company may contribute as the Company’s match or base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in the proportion of the participants’ deferred compensation. The base contribution is allocated to all participants equally. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions. All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Upon enrollment, a participant may direct employee and employer match contributions into various investment options offered by the Plan. The Plan’s assets are held at The Bank of New York Mellon. The Company directs investment of the employer base contributions.

Plan participants are limited to the amount of Bob Evans company stock they can hold in the plan and the amount they can direct for future purchases of Bob Evans company stock. No more than 10 percent of their account balance may be invested in Bob Evans Stock. Contributions for future purchase of Bob Evans company stock are also limited to 10% of the total contribution amount.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, the former employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years graduating to one hundred percent vested after six years of credited service.

Benefits

Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to them as described above, and their allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination and are paid through lump sum distributions.

Benefit amounts which have been approved and processed for payment, but have not yet been paid were $50,132 at December 31, 2010 and $87,709 at December 31, 2009.

Forfeitures

As of December 31, 2010 and 2009, there were $532,163 and $479,845, respectively, of non-vested forfeited accounts included in net assets available for benefits which will be used to reduce future employer contributions. Forfeitures used during 2010 and 2009 were approximately $459,842 and $422,797, respectively.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Administrative expenses are paid by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 9 for further discussion of fair value measurements.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

In accordance with Statement of ASC 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

3. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500.

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$180,663,708	$168,886,571
Less: Amounts allocated to withdrawing participants	50,132	87,709

Net assets available for benefits per the Form 5500	$180,613,576	$168,798,862

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Reconciliation of Financial Statements to the Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2010 to the Form 5500:

Benefits paid to participants per the financial statements	$22,114,877
Add: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2010	50,132
Less: Amounts allocated on Form 5500 to withdrawing participants at December 31, 2009	87,709

Benefits paid to participants per the Form 5500	$22,077,300

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.

4. Investments

The Plan’s investments are held by a bank administered trust fund. During 2010, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Corporate stocks	$625,735
Mutual funds	15,746,776

$16,372,511

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Investments (continued)

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2010	2009

American Funds EuroPacific Growth Fund	$24,748,389	$24,992,582
American Funds Money Market Fund	17,829,807	20,295,503
Fundamental Investors Inc.	21,383,759	19,847,390
Lord Abbett Balanced Strategy Fund	22,929,490	(a	)
Principal Trust Target 2020 Fund	9,615,373	(a	)
Principal Trust Target 2030 Fund	34,448,091	(a	)
Principal Trust Target 2040 Fund	18,280,700	(a	)

(a)	Investments are new in 2010

5. Related Party Transactions

The Plan owned 150,331 and 150,642 shares of the Company’s common stock at December 31, 2010 and 2009, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated appreciation in the fair value of the Company stock was $625,735 more than the cost at December 31, 2010. Cash dividends received from the Company for the year ended December 31, 2010 were $116,708.

6. Nonparticipant-Directed Investments

Historically, fund allocations in the Asset Allocation Fund have been nonparticipant-directed. With the exception of the Company base contributions, participants are permitted to reallocate funds in the Asset Allocation Fund into any of the existing investment options. The Plan does not maintain records of the segregation of funds in the Asset Allocation Fund between nonparticipant-directed and participant-directed.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

6. Nonparticipant-Directed Investments (continued)

On December 1, 2010, the balances in the Asset Allocation Fund were transferred to the Lord Abbett Balanced Strategy Fund; therefore, as of December 31, 2010 there were no nonparticipant-directed investments.

Information about the net assets and significant components of changes in net assets related to the Asset Allocation Fund is as follows:

	December 31
	2010	2009
Investments, at fair value:
Asset Allocation Fund	$—	$23,230,354

Year Ended December 31, 2010
Change in net assets:
Contributions	$939,178
Investment gains, net	1,758,806
Dividends and interest	425,698
Distributions	(3,027,163)
Intraplan transfers, net	(23,326,873)

($23,230,354)

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 3, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

7. Tax Status (continued)

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds and corporate stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Money market funds and common collective trusts’ (CCTs): Valuated at the net asset value (NAV) of shares held by the plan at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Corporate stock:
Bob Evans Farms, Inc.	$4,954,910	$—	$—	$4,954,910

Total corporate stock	4,954,910	—	—	4,954,910

Money market fund:
American Fund Money Market Fund	—	17,829,807	—	17,829,807

Total money market fund	—	17,829,807	—	17,829,807

Common/collective trust Fund:
Cash and cash equivalents	—	1,580,737		1,580,737

Total common/collective trust fund	—	1,580,737		1,580,737

Mutual funds:
Equity	76,386,007	66,778,540	—	143,164,547
Fixed income securities	8,934,816	—	—	8,934,816

Total mutual funds	85,320,823	66,778,540	—	152,099,363

Total assets at fair value	$90,275,733	$86,189,084	$—	$176,464,817

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Notes to Financial Statements (continued)

9. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Corporate stock:
Bob Evans Farms, Inc.	$4,361,086	$—	$—	$4,361,086

Total corporate stock	4,361,086	—	—	4,361,086

Money market fund:
Cash management trust of America	—	20,295,503	—	20,295,503

Total money market fund	—	20,295,503	—	20,295,503

Common/collective trust Fund:
Cash and cash equivalents	—	1,733,310		1,733,310

Total common/collective trust fund	—	1,733,310		1,733,310

Mutual funds:
Equity	53,073,552	—	—	53,073,552
Fixed income securities	7,691,171	—	—	7,691,171
Asset allocation	—	23,230,354	—	23,230,354
Balanced funds	54,187,303	—	—	54,187,303

Total mutual funds	114,952,026	23,230,354	—	138,182,380

Total assets at fair value	$119,313,112	$45,259,167	$—	$164,572,279

Bob Evans Farms, Inc. and Affiliates 401(k) Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN # 31-4421866 Plan # 001

December 31, 2010

Description	Face Value or Number of Shares	Cost	Current Value

Cash and Short-Term Investments
Mellon Short-Term Investment Fund	1,580,737	$1,580,737	$1,580,737

		1,580,737	1,580,737

Corporate Stock
Bob Evans Farms, Inc.	150,331	3,872,136	4,954,910

		3,872,136	4,954,910
Mutual Funds
American EuroPacific Growth Fund	598,221	22,826,365	24,748,389
American Funds Money Market Fund	17,829,807	17,829,807	17,829,807
Bond Fund of America Fund	732,963	9,142,323	8,934,816
Fundamental Investors Inc.	582,664	19,542,928	21,383,759
Lord Abbett Balanced Strategy Fund	2,157,055	22,294,060	22,929,490
Principal Trust Income Fund	39,623	475,577	479,680
Principal Trust Target 2010 Fund	289,571	3,792,359	3,880,132
Principal Trust Target 2020 Fund	683,337	9,325,054	9,615,373
Principal Trust Target 2030 Fund	2,385,921	33,284,007	34,448,091
Principal Trust Target 2040 Fund	1,244,885	17,599,109	18,280,700
Principal Trust Target 2050 Fund	5,068	72,917	74,564
Vanguard Institutional Index Fund	61,148	6,774,261	7,032,688
Vanguard Small Cap Index Fund	8,394	286,801	291,681

		163,245,568	169,929,170

Total assets held for investment purposes at end of year		$168,698,441	$176,464,817

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN

Date: June 29, 2011	By:	/s/ Joseph R. Eulberg
Joseph R. Eulberg
Member of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan Committee (also known as the Deferral Plan Committee)

BOB EVANS FARMS, INC. AND AFFILIATES 401K RETIREMENT PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Page 23